MAX RESOURCE CORP.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of MAX Resource Corp. (the "Company") will be held at the Boardroom, Suite 2760 - 200 Granville Street, Vancouver, British Columbia on the 12th  day of  August, 2008 at the hour of 10:00  in the morning, Vancouver time, for the following purposes:

1.

To receive and consider the annual report of the Directors to the shareholders;

2.

To receive and consider the audited financial statements of the Company for the year ended December 31, 2007, and the auditors' report thereon;

3.

To appoint auditors for the ensuing year and to authorize the Directors to fix the auditors' remuneration;

4.

To determine the number of directors of the Company at 5;

5.

To elect Directors for the ensuing year;

6.

 To consider, and if thought fit, pass an ordinary resolution approving the Company’s existing Stock Option Plan.

7.

To transact such other business as may properly come before the meeting.

An Information Circular for the fiscal year ended December 31, 2007, Form of Proxy, Notes to Proxy  and Supplemental Mailing List Return Card also accompany this Notice of Meeting. A copy of the audited Financial Reports as at December 31, 2007 has been filed on the SEDAR filing system, and may be viewed by interested shareholders by visiting the SEDAR website at www.sedar.com.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY OF 2ND. FLOOR - 510 BURRARD STREET, VANCOUVER, BC, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.   THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

Dated at Vancouver, British Columbia, this 17th  day of July, 2008.

BY ORDER OF THE BOARD

“STUART ROGERS”

Stuart Rogers, President